240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
(Name of Issuer)
Onconova Therapeutics, Inc.
(Title of Class of Securities)
Common Stock, Par Value $0.01 Per Share

(CUSIP Number)

68232V405

(Date of Event Which Requires Filing of this Statement)
December 31, 2019

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V405
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.6% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 68232V405
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.6% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 68232V405
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 3,000,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.6% (see Item 4)
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:
Onconova Therapeutics, Inc.
Item 1(b) Address of issuer's principal executive offices:
375 Pheasant Run, Newtown, PA 18940
2(a) Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of the issuer held by an investment fund it manages;
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Common Stock held by an investment fund managed by Point72 Asset
Management and; (iii) Steven A. Cohen (“Mr. Cohen”) with respect to Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

2(b) Address or principal business office or, if none, residence:
The address of the principal business office of Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc.
is a Delaware corporation. Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Common Stock, par value $0.01 per share
2(e) CUSIP Number:
68232V405

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on December 31, 2019:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 3,000,000 shares of Common Stock issuable upon exercise of Warrants
(b) Percent of class: 2.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,000,000 shares of Common
Stock issuable upon exercise of Warrants
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,000,000 shares of Common Stock issuable upon exercise of Warrants

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 3,000,000 shares of Common Stock issuable upon exercise of Warrants
(b) Percent of class: 2.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,000,000 shares of Common Stock issuable upon exercise of Warrants
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,000,000 shares of
Common Stock issuable upon exercise of Warrants

3. Steven A. Cohen
(a) Amount beneficially owned: 3,000,000 shares of Common Stock issuable upon exercise of Warrants
(b) Percent of class: 2.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,000,000 shares of Common Stock issuable upon exercise of Warrants
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,000,000 shares of
Common Stock issuable upon exercise of Warrants

The percentages set forth in this Item 4 and in Row 11 of the cover pages for each reporting person are based on 111,067,352 shares of Common Stock outstanding as of December 31, 2019, as reported in the Prospectus Supplement filed with the U.S. Securities and Exchange Commission on January 3, 2020 together with 3,000,000 shares of Common Stock that an investment fund managed by
Point72 Asset Management has the right to obtain, within 60 days, upon conversion of Warrants of which it is the record owner.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own
directly no Common Stock. Pursuant to an investment management agreement,
Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital
Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc.
As of December 31, 2019, by reason of the provisions of Rule 13d-3 of the
Securities Exchange Act of 1934, as amended, each of Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen may be deemed to beneficially own 3,000,000 shares of Common Stock (constituting approximately 2.6% of
the shares of Common Stock outstanding).   Each of Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and other than activities solely in connection with a nomination under § 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2020

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person